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                           January 3, 2024

       Xuedong Tian
       Chief Executive Officer
       Feutune Light Acquisition Corporation
       48 Bridge Street, Building A
       Metuchen, New Jersey 08840

                                                        Re: Feutune Light
Acquisition Corporation
                                                            Registration
Statement on Form S-4
                                                            Filed on December
7, 2023
                                                            File No. 333-275933

       Dear Xuedong Tian:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Form S-4 filed December 12, 2023

       General

   1. We note that EF Hutton and US Tiger Securities, Inc. were underwriters for the initial public offering of the
SPAC, and EF Hutton has advised on the business combination
                                                        transaction with
selecting a target company. Please tell us, with a view to disclosure, whether you have
received notice from either EF Hutton or US Tiger about it ceasing involvement in your
transaction and how that may impact your deal or the deferred underwriting
compensation owed to EF Hutton and US Tiger for the SPAC   s initial public
                                                        offering.
   2. We note that the SPAC IPO underwriters performed additional services after the IPO and part of the IPO
underwriting fee was deferred and conditioned on completion of a business combination.
Please quantify the aggregate fees payable to the SPAC IPO
                                                        underwriters that are
contingent on completion of the business combination.
   3. We understand the sponsor will receive additional securities for the Class B Common
 Xuedong Tian
FirstName  LastNameXuedong   Tian
Feutune Light Acquisition Corporation
Comapany
January    NameFeutune Light Acquisition Corporation
        3, 2024
January
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FirstName LastName
         Stock pursuant to an antidilution adjustment based on the company   s
additional financing
         activities. Please quantify the number and value of securities the sponsor will receive. In addition, disclose the ownership percentages in the company before and after the additional financing to highlight dilution to public stockholders.
4. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
Risk Factors
We have experienced and may in the future experience significant delays in the design, manufacture, , page 34

5. We note that you have experienced supply chain disruptions. Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products Background of the Business Combination, page 85

6. We note your disclosure that Feutune Light Acquisition Corporation shall not undertake an initial business combination with any company based in or having the majority of the
         company   s operations in China (including Hong Kong and Macau). We
further note your
         disclosure on page F-57, that "TP Holdings together with TP NEV are primarily engaged in design and development of high-performance electric vehicles. As of September 30,
         2023 and December 31, 2022, its primary operations are conducted in Hong Kong and mainly focused on research and development activities." To help us better understand your disclosure, please clarify what operations, if any, of Thunder Power Holdings, or its subsidiaries, are conducted in Hong Kong.

Summary of Certain Unaudited Thunder Power Prospective Financial Information, page 97

7. Please expand your disclosures to explain in greater detail your basis for presenting significant revenue growth, year over year, in your financial projections when your company has not commenced operations and operates in a competitive industry. In this regard, please segregate your projected revenue by product lines and geographic location, as applicable.
Business of Thunder Power, page 159

8. The disclosure in this section should be substantially revised so that investors can understand which information has been independently verified by management. There are
 Xuedong Tian
FirstName  LastNameXuedong   Tian
Feutune Light Acquisition Corporation
Comapany
January    NameFeutune Light Acquisition Corporation
        3, 2024
January
Page 3 3, 2024 Page 3
FirstName LastName
         repeated citations to third-party publications, which include statements contained in SEC filings made by other registrants, journalism articles, or industry reports, and it is not clear the extent to which you are adopting the information as your own. If management is expressly adopting the information contained in the referenced sources, please disclose this fact or remove the disclosure and any associated ambiguity relating to which parties have provided and are responsible for the information in the prospectus.
Business of Thunder Power
Overview, page 163

9. We note that you describe Thunder Power as a technology innovator and a manufacturer
         of premium electric vehicles (   EVs   ) with one wholly-owned
subsidiary, Thunder Power
         New Energy Vehicle Development Company Limited (   TP NEV   ) and two
wholly-
         owned predecessor subsidiaries, China New Energy Vehicle Company
Limited (   China
         NEV   ) and Thunder Power Hong Kong Ltd. (   TP HK   ). You also
disclose that Thunder
         Power together with TP NEV are primarily engaged in design and development of EVs and, as of September 30, 2023 and December 31, 2022, its primary operations are conducted in Hong Kong and mainly focused on research and development activities. Please reconcile this overview with the Spinoff of
Predecessor Subsidiaries
         disclosure on page F-57 of Thunder Power Holdings Limited financial statements. There
         you describe both China New Energy Vehicle Company Limited (   China
NEV   ) and
         Thunder Power Hong Kong Ltd. (   TP HK   ) as dissimilar businesses
with incidental
         common facilities and costs. In your response, tell us to what extent, if any, these Spinoff entities contributed to Thunder Power as described in pages 163 - 178. Overview, page 163

10. Please provide further disclosure with regard to the names of your principal suppliers.
         Please file any supply agreements as an exhibit to the registration statement. See
         Item 101(h)(4)(v) of Regulation S-K.
11. Please describe Thunder Power's dependence, if any, on one or a few major customers.
Intellectual Property, page 171

12. Disclosure on page 171 indicates that the patents that Thunder Power utilizes are owned by its subsidiary Thunder Power New Energy Vehicle Development Ltd. Please disclose the type of patent protection and expiration dates relating to such patents.
13. Disclosure on page 171 indicates that "[a]ll patents used by Thunder Power are held by its wholly owned subsidiary Thunder Power New Energy Vehicle Development Ltd."
         However, disclosure on page 93 indicates that Thunder Power has access to 700 patents through affiliates and disclosure on page 170 indicates the patent for the "traction motor"
         is held by Mr. Wellen Sham. Please revise to address this inconsistency throughout the registration statement.
 Xuedong Tian
FirstName  LastNameXuedong   Tian
Feutune Light Acquisition Corporation
Comapany
January    NameFeutune Light Acquisition Corporation
        3, 2024
January
Page 4 3, 2024 Page 4
FirstName LastName
Legal Proceedings, page 187

14. We note your disclosure regarding ongoing litigation against Wellen Sham in the Taiwan
         Taipei District Court. Here, and in your risk factor on page 47, please include a description of the factual basis alleged to underlie the proceeding, the relief sought and up to date information regarding the response to both the claim and all related pleadings. As appropriate, please also describe any material attendant risks related to this proceeding and its impact on Thunder Power and the consummation of the business combination.

Certain Relationships and Related Party Transactions, page 213

15. Please disclose the executive compensation made to the directors and executive officers of
         Thunder Power by affiliates of Thunder Power referenced on page 206. Refer to
         Item 404 of Regulation S-K.
Annex E, page E-3

16. We note that CHFT's opinion is "solely for the use and benefit of the Board of Directors of FLFV in its consideration of the Proposed Transaction" As written these statements may be construed as disclaimers of any potential liability CHFT may owe to security holders. Please either revise this disclosure and the fairness opinion itself to remove these statements or provide the legal basis for the company's and the advisor's belief that security holders cannot rely on the opinion to bring state law actions, including a description of any state law authority on such a defense. If no such authority exists, please disclose that the issue will be resolved by a court, resolution of the issue will have no effect on rights and responsibilities of the board under state law, and the availability of this defense has no effect on the rights and responsibilities of either the advisor or the board under the federal securities laws.
Exhibits

17. Please file material contracts required by Item 601(b)(10) of Regulation S-K as exhibits to your registration statement. In this regard, we note references to consultancy agreements, shareholder support agreement, lock-up agreements and earnout escrow agreement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Charles Eastman at 202-551-3794 or Hugh West at 202-551-3872 if you
have questions regarding comments on the financial statements and related matters. Please
 Xuedong Tian
Feutune Light Acquisition Corporation
January 3, 2024
Page 5

contact Sarah Sidwell at 202-551-4733 or Jay Ingram at 202-551-3397 with any other questions.



                                                          Sincerely,
FirstName LastNameXuedong Tian
                                                          Division of
Corporation Finance
Comapany NameFeutune Light Acquisition Corporation
                                                          Office of
Manufacturing
January 3, 2024 Page 5
cc:       Arila Zhou
FirstName LastName